Filed by Liberty Media Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Liberty Media Corporation
Commission File No.: 001 - 33982

Excerpts from the Slide Show
Presentation and Transcript of

Liberty Media Corporation’s Investor Day
held on October 1, 2010

1. Excerpts from the Slide Show Presentation

Forward-Looking Statements

This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, potential uses of cash on hand, new service and product launches, the pending split-off of our Capital and Starz tracking stock groups and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues, market performance of our tracking stocks, continued access to capital on terms acceptable to Liberty, and the satisfaction of the conditions to the proposed split-off. These forward looking statements speak only as of the date of this presentation, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Please refer to the publicly filed documents of Liberty, including the most recent Forms 10-Q and 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in this presentation.

At today’s meeting we will discuss certain non-GAAP financial measures including adjusted OIBDA and adjusted OIBDA margin. Please refer to the Appendix at the end of this presentation for definitions of adjusted OIBDA as well as applicable GAAP reconciliations. The Appendix will be available on our website www.libertymedia.com throughout this meeting.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks. The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the split-off. Copies of the registration statements and the proxy statement/prospectuses will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding the directors and executive officers of each of Liberty and the split-off entity and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials filed with the SEC.

A Year of Looking In

•                  Focused —effected structural changes

•                  Better matched capital structures with operating businesses

•                  Announced plan to eliminate tracking stock structure from LINT

•                  Attributed Starz Media to Liberty Starz

Split-off Update

•                  Filed private letter ruling request with the IRS

•                  Expect to file preliminary proxy statement shortly

•                  Trial date set for late January 2011

•                  Goal: ruling from Court that split-off does not constitute “substantially all” of the assets of Liberty Media

•                  Satisfactory resolution is condition to completion of split-off

2. Excerpts from the Transcript

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

…Since we were here last October, we’ve been busy.

…We changed the attribution of the debt assets and cash between LINT and LCAP, a transaction which really allowed us to both better align the debt, we have these highly charged, supercharged debt structure, the exchangeable with the businesses that we’re better able to take advantage of that, and really to crystallize the value in the minds of our shareholders and between the two companies in terms of what we thought that debt was worth. So it was a great transaction we got for both sides and both stocks responded favorably.

We announced our plan to split off Liberty Capital and Liberty Starz from Liberty Interactive. It’s going to result in an asset-backed Liberty Interactive, as you know, talk a little more about that in a moment.

And lastly, we just recently announced we reattributed Starz Media over to Liberty Starz consolidating the two businesses under one management team.

More recently, this year, we’ve continued the outperformance that we had in ‘09, which was significant with outperformance in ‘10 and obviously led by the performance of LCAP at well over 100%, but good gains also at LINT and L Starz.

Despite that, we think that all of our securities traded at discount to the net asset value. Now, that has been historical condition of Liberty since the beginning of time. It’s one thing that we try and obviously attack to reduce that discount, but it really is an opportunity for our long-term shareholders. People talk to us sometimes about tracking stocks, not yielding the highest value in the intermediate or in the short-term for your shareholders. Obviously, we are very focused in the long-term. We’re focused on trying to get that value and to the degree that our shares trade at a discount to NAV; we’ve tried to take advantage of that.

If you look at the year, it was a year very much of looking in. It was not a year when we went out and did bold things outside. Most of the things that we did were internally focused. I talked about effecting structural change; we matched the capital structures with the better operating businesses. We announced our plan to eliminate the tracking stock structure at LINT, and we attributed a business across from Starz Media to Liberty Starz.

…In the short-term, obviously in front of this is getting the split-off done of Liberty Capital and Liberty Starz away from Liberty Interactive, creating Liberty Interactive as an asset-backed security and just to give you a brief update on where that is, we filed our private letter ruling with the IRS, we expect to file the preliminary proxy very quickly and our trial date has been set from the challenge from certain bondholders for late January 2011. Our goal obviously is to get a satisfactory ruling from the court that we have not engaged in the transaction of split-off that constitutes substantially all of the assets, and we won’t proceed with the transaction until we have satisfactory resolution there.

So, with that, let me turn specifically briefly to Starz…. If you think about as we do what can drive value at Starz, some of the things are continued focused on execution. Obviously growing subscribers, growing revenue per subscriber, controlling cost, company has benefited enormously over the last few years from declining content cost as a percent of revenue, I think some of that opportunity remains.

We’ve also had efficiencies in marketing and I think some of that opportunity remains as well, but we’re going to make wise investments there. And you are going to hear about us executing on an original strategy again hopefully, wisely with that experienced management team who knows how to execute on that, knows how to think about what customers want.

…Obviously that capital structure of Liberty Starz is not a typical Liberty Capital structure. It’s not what we consider optimal for business that has the kind of security and length of contracts it has, has the free cash flow generation capabilities that it has. And it’s likely over time, we will optimize that capital structure. We have the potential for equity shrink. As a big free cash flow generator that business has an enormous potential for equity shrink. And lastly, it trades at a fairly modest multiple and we like to believe there is a potential for multiple expansion.

I mentioned that it’s a large free cash flow generator. What will we do with that cash, well, I think we’re going to invest in original programming, but I do not believe it will be a consumer of our cash. I — we will be able to fund our original programming investment out of free cash flow. We have the potential for share repurchase and we may make acquisitions, or opportunistic investments, we’ve talked about looking for that. It’s certainly not clear where that — where we’re going to go with that today, but it certainly remains a possibility.

We recently, as I mentioned, reattributed or attributed rather the Starz Media assets back to Liberty Starz as of yesterday. Liberty Starz received $15 million of cash and it took on $70 million of third-party bank debt and forgave $60 million of advances that it had made on the behalf of Starz Media to Liberty Capital.

Today, the Starz Media business, having effectively divested the Overture business to Relativity, the Starz Media businesses is Overture Films’ library and three films that will be released in the back half of 2010. Anchor Bay Entertainment, the DVD distribution company, a small proprietary productions arm and two production houses Film Roman and Toronto Animation which probably are not strategic to us for the long-term and we will see how they fit in the mix.

Going forward, I don’t think any of these businesses as a whole will be financially material to Liberty Starz and I think what will really matter is what we make of them and particularly what we can do with Anchor Bay and we have some ideas….

Okay. So switching now from Liberty Starz to Liberty Capital…. In much the same way we look at the value drivers, I look at the value drivers at Liberty Starz, we think about what are the value drivers of Liberty Capital. Well, first obviously growing the underlying businesses in which we have major investments and the biggest of those is SIRIUS and I think you’re going to hear more from Mel about how it will increase subscribers, the potential for ARPU growth over time, and improved content and OEM deals in the cost side driving EBITDA growth over the next few years. And we’re very confident in where SIRIUS is positioned and what the management team there can do.

Still within — though we’ve made many improvements in our positioning, we still have many non-core assets and investments, non-consolidated assets and investments inside Liberty Capital. The opportunity, tax efficiently, get out of those is one of the appealing things. If you look, where our tax liabilities are, we have a big liability — tax liability in Liberty Capital, but most of it is not actually related to capital gains on these underlying investments. And this is a case where we actually have some opportunity to probably relatively efficiently get out of some of our non-core investments if we have a need for cash and so we’ll look at that.

Part of that will be driven by what else we see out there to do opportunistic investments. As I mentioned earlier, in 2008, early 2009, end of 2008, there were opportunities out there. We were lucky enough to find a very good one in SIRIUS. It’s certainly harder to find those today. That’s why we’ve been more internally focused. We are still looking, but I’m not as optimistic. We’re going to go on and find something that’s highly attractively priced in today’s market. We do have firepower that changes. We have been on an equity shrink at Liberty Capital and likely to continue to do so. While we’ve substantially reduced the discount to NAV, there is more room to do that as we go forward.

SIRIUS has been a major driver of the net asset value increase at Liberty Capital. Our trends there have been highly attractive. Every day that goes forward, we lowered that return, because it was virtually infinite at the beginning and now it’s — with the capital we have in the bonds, at least in some degree, it’s declining, but we made a quick return on the original senior debt investment that was very attractive. We’ve continued to make attractive returns in the bonds given what we paid and we have nearly $3 billion of equity value. I think it’s probably over that today given the stock price.

SIRIUS has given good guidance to grow its revenue this year and grow its adjusted EBITDA and have strong pro forma free cash flow….

But the other way that we’ve increased the net asset value at Liberty Capital is through equity shrink. This year we’ve bought back well over $400 million at about 42.50 a share. That’s been accretive to some of the parts and you’ll see in the next slide at least some value — some of the parts valuation — that’s been accretive to some of the parts by about $3 per share as we shrunk the shares outstanding by nearly 11%. If you go back to March of ‘08, when we put this all together, we’ve bought back over $900 million of stock with little over $21 a share and that’s been accretive to the tune of about $27 a share of NAV with a significant shrink of over a third of the stock.

If you look at the things that are driving value at Liberty Interactive, just the way we looked at LCAPA and LStarz, we think its underlying growth at first the largest operating company there QVC. It’s had great performance relative to its peers and we believe it can continue to do that. And it’s got new international expansion capabilities, the most recent of which QVC, Italy which as I mentioned launched last night. I know you’ll hear more about that from Mike.

We see the potential for continued growth at our eCommerce companies and I’ll show you some statistic about how they’ve grown historically versus peers and talk a little bit about how they — we think they can grow in the future and then you’ll get an opportunity here from our eCommerce — some of our eCommerce CEOs and executives in the panel.

We continue to have accretive debt reduction at Liberty Interactive. I suspect much of that has been done in the bond case because we’ve extended those maturities and really have a very strong and positive capital structure there we like, but we have a large flexibility with a revolver which we can pay down and have paid down, I’ll talk more about that in a minute.

We have some public assets in these, particularly Expedia the largest to which we got ways that they continue to grow Expedia has had a pretty good run in the stock price recently. And we have hopes about efficient rationalization of some of those and devoting that investment into more core investment opportunities. Obviously, we hope to eliminate the capital, the tracking stock structure in Q1. We think that’s likely to be value increase — value driver and the potential exists, we believe from multiple expansion, I’ll show you why.

QUESTION AND ANSWER

Question

…Just on that point, follow-up on Starz specifically, Greg, you’ve put on the slide I think equity shrink question mark or possibility...

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

I think I put potential.

Question

Potential, and I guess the issue as Chris presented and talked about kind of the view that programming costs would be modest in terms of growth over the next few years. It seems highly unusual for both of you to sit on $1 billion of cash of business that has essentially no CapEx. I guess what’s the decision, could you walk us through what are you pondering that would lead you to not return and shrink $1 billion of equity with that cash, especially if the cash is building pretty rapidly over the next 12 months based on Chris’s presentation?

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

Well, I can comment and I know John has got his views as well. I think we’ve been doing a couple of things. One is, we had a new CEO, have a relatively new CEO, have done a fairly large strategic overview, so lot of thinking about where this business is going, both what is the sensibility is and what — are we going to be a consumer of the equity and also what other things might we want to do with capital that are additive, synergistic and helpful to the business. And so saving some of our firepower for those kind of issues has been one thing.

Second thing is, there were things we were doing in the business like extending with Comcast, signing Disney that probably were — we’d prefer to see those get done and strengthen the business before we made a big commitment to buying equity. So I think that strategic process is underway. Chris talked a bunch about some of the things we are looking and thinking about. I have talked about them in the past, and I suspect we recognize that that’s not the optimal capital structure and at some point in time, it will probably change if we are not doing something with that cash, we’re likely to return it or give a capital structure one way or another, that’s more logical.

John Malone, Chairman, Liberty Media Corporation

…I’m speaking strategically in the sense of as somebody would say, is Starz okay to go it alone, does it need to combine with something else through acquisition or merger. And I think before we pull the trigger on the disposition of its excess capital, which is clearly not normal for us, we wanted to make sure that we’ve got a full exploration of the strategic alternatives that Liberty Starz has. So, it’s kind of in that studying phase, it’s very inefficient balance sheet, so we’ve recognized that, no leverage and fully taxable free cash flow and a lot of cash.

Question

If you look at LCAPA in particular I guess to somewhat lesser extent LINTA, beyond QVC, potentially the HSN stake, SIRIUS, maybe Live Nation, what else in there is really strategic versus assets that the — really only question is, how do you monetize them in a tax efficient manner?

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

Well, I think you started by mentioning LCAPA, then talked mostly about LINTA. So, let’s start with LINTA. Obviously, Q is strategic, we think H is strategic. We like the video commerce space. We think the e-commerce companies are strategic, and it’s hard to look and say given the structure of the voting and our position that the other businesses are strategic to LINTA. Our stake in Lending Tree is probably not strategic.

In LCAPA, the Braves are highly strategic as long as they win the wild card. But it’s ultimately I don’t think we’re going to be a baseball owner somewhere down the road. It’s just doesn’t fit our kind of profile of businesses, but it’s a fullness of time thing. And the SIRIUS, we love — we just not only because Mel is sitting in the front row, but because we like the business a lot and we think it’s got room to grow further.

With our Live Nation and music business, we made an attempt to increase our stake, whether we’ll — that’s something is a long-term hold, we will watch. Other things in the business — the rest of things in LCAPA are primarily public stakes or small — small businesses which are not strategic to the rest of the pile.

John Malone, Chairman, Liberty Media Corporation

So the issue becomes much more timing and how to realize on that value for our shareholders in a tax efficient way, and I think that’s been the history of the company. We clearly would invest in any of these businesses if we thought it enhanced their value substantially even if it meant that they ultimately were distributed in a tax efficient way to the shareholders. So even an investment position might see additional investment as a precursor to a separation if that was necessary to make the whole transaction tax efficient or increase the value on the margin.

Question

So I guess it wasn’t clear from the last answer, Greg if you actually how you view Live Nation and SIRIUS talked about a strategic fix of the other assets, so I wanted to get a sense on your kind of strategy, how you intend to perhaps monetize or convert those stakes over the future….

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

On SIRIUS XM and Live Nation, we’re not majority owners, so we — they are not consolidated businesses in the same way as many of our businesses. We like both the businesses. Whether we became larger owners, whether they are spun, whether they are sold is probably a function of a couple of things, what’s the valuation of those assets, what’s the valuation of those businesses and on the spin/sale question, it’s often what’s the tax basis. It’s unlikely we’ll ever sell our SIRIUS stock. We could spin it, but just given we’ve effectively almost no tax basis we’re more likely to spin it or buy more than we’re to just sell it, just looking at the options on the table, whereas Live Nation we have a much higher basis and one could actually conceive a sale of the company rather than — or sale of our stake rather than a spin.

***

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed split-off and the conditions to its completion and the future performance of our businesses and tracking stocks, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off and the realization of our performance expectations. These forward-looking statements speak only as of the date of the foregoing, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Nothing in the transcript shall constitute a solicitation to buy or an offer to sell shares of the entity to be split-off from Liberty or any of the Liberty tracking stocks described in the transcript. The offer and sale of such shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction. A copy of the registration statement and the proxy statement/prospectus, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty’s (and, if formed, the new company’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.